                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 5)


                            APPLIEDTHEORY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 per share par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03828R 10 4
             -------------------------------------------------------
                                 (CUSIP Number)

Jeffrey C. Smith                            with a copy to:
Broadwing Communications Inc.               Eric Greenawalt, Esq.
1122 Capital of Texas Highway South         O'Melveny & Myers LLP
Austin, Texas 78746-6426                    610 Newport Center Drive, 17th Floor
(512) 328-1112                              Newport Beach, California  92660
                                            (949) 760-9600

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 20, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP NO. 03828R 10 4                                  PAGE  2   OF   12   PAGES
          ----------------                                 -----    -----

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     IXC Internet Services, Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC

--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                   -------------------------------------------------------------
     NUMBER OF     8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         3,483,058 (See Item 5)
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            -0-
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        3,483,058 (See Item 5)
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,483,058 (See Item 5)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.02%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP NO. 03828R 10 4                                  PAGE  3   OF   12   PAGES
          ----------------                                 -----    -----

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     Broadwing Communications Services Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                   -------------------------------------------------------------
     NUMBER OF     8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         3,483,058 (See Item 5)
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            -0-
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        3,483,058 (See Item 5)
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,483,058 (See Item 5)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.02%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP NO. 03828R 10 4                                  PAGE  4   OF   12   PAGES
          ---------------                                  -----    -----

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     Broadwing Communications Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC

--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                   -------------------------------------------------------------
     NUMBER OF     8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         3,483,058 (See Item 5)
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            -0-
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        3,483,058 (See Item 5)
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,483,058 (See Item 5)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.02%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP NO. 03828R 10 4                                  PAGE  5   OF   12   PAGES
          ---------------                                  -----    -----

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     Broadwing Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                   -------------------------------------------------------------
     NUMBER OF     8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         3,483,058 (See Item 5)
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            -0-
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        3,483,058 (See Item 5)
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,483,058 (See Item 5)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.02%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                         AMENDMENT NO. 5 TO SCHEDULE 13D

         This Amendment No. 5 amends and supplements the statement on Schedule 13D dated October 4, 1999, as amended by Amendment No. 1 thereto dated April 10, 2001, Amendment No. 2 thereto dated April 26, 2001, Amendment No. 3 thereto dated May 1, 2001, and Amendment No. 4 thereto dated August 31, 2001 (the "Schedule 13D") and filed with the Securities and Exchange Commission (the "Commission") by IXC Internet Services, Inc., Broadwing Communications Services Inc.(formerly known as IXC Communications Services, Inc.), and Broadwing Communications Inc.(formerly known as IXC Communications, Inc.), each a Delaware corporation, in respect of the common stock, par value $.01, CUSIP No. 03828R 10 4 (the "Common Stock") of AppliedTheory Corporation, a Delaware corporation ("the Issuer") and relates to the disposition of shares of Common Stock by the Filing Persons. Except as specifically amended hereby, the Schedule 13D shall remain unchanged and in full force and effect. Defined terms used and not otherwise defined herein shall have the meaning specified in the Schedule 13D.

Item 2.  Identity and Background.

         Item 2 is hereby amended and restated in its entirety to report that:

         This Schedule 13D is filed by and on behalf of Broadwing Inc., an Ohio corporation ("BRW"), having its principal address and principal office at 201 East Fourth Street, Cincinnati, Ohio 45201-2301, and IXC Internet Services, Inc. ("Internet"), Broadwing Communications Services Inc. ("Services"), and Broadwing Communications Inc. ("Broadwing Communications"), each a Delaware corporation having its principal address and principal office at 1122 Capital of Texas Highway South, Austin, Texas 78746 (collectively, the "Filing Persons"). Internet is the record holder of the shares of the Issuer's Common Stock and a wholly owned subsidiary of Services, which is a wholly owned subsidiary of Broadwing Communications, which is a wholly owned subsidiary of BRW. The name, business address, and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each director and executive officer of each Filing Person are set forth on Schedule A hereto, which is incorporated by reference. All information in this Schedule 13D with respect to the persons listed on Schedule A is given to the knowledge of the Filing Persons.

         During the last five years, none of the Filing Persons or the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All of the persons listed on Schedule A are citizens of the United States.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and restated in its entirety to report that:

         On September 5, 2001, Internet sold 10,000 shares of Common Stock in an open market transaction at a price of $0.25 per share. On October 9, 2001, Internet sold 6,200 shares of Common Stock in an open market transaction at a price of $0.30 per share. On October 10, 2001, Internet sold 10,500 shares of Common Stock in an open market transaction at a price of $0.28 per share. On October 11, 2001, Internet sold 5,000 shares of Common Stock in an open market transaction at a price of $0.30 per share. On October 12, 2001, Internet sold 50,000 shares of Common Stock in an open market transaction at a price of $0.29 per share. On October 15, 2001, Internet sold 5,000 shares of Common Stock in an open market transaction at a price of $0.29 per share. On October 23, 2001, Internet sold 6,500 shares of Common Stock in an open market transaction at a price of $0.29 per share. On October 25, 2001, Internet sold 7,900 shares of Common Stock in an open market transaction at a price of $0.26 per share. On October 26, 2001, Internet sold 50,000 shares of

Common Stock in an open market transaction at a price of $0.26 per share. On October 30, 2001, Internet sold 10,000 shares of Common Stock in an open market transaction at a price of $0.26 per share. On November 6, 2001, Internet sold 10,000 shares of Common Stock in an open market transaction at a price of $0.25 per share. On November 7, 2001, Internet sold 3,900 shares of Common Stock in an open market transaction at a price of $0.25 per share. On November 8, 2001, Internet sold 6,600 shares of Common Stock in an open market transaction at a price of $0.25 per share. On November 9, 2001, Internet sold 1,000 shares of Common Stock in an open market transaction at a price of $0.25 per share. On November 12, 2001, Internet sold 13,500 shares of Common Stock in an open market transaction at a price of $0.25 per share. On November 20, 2001, Internet sold 113,475 shares of Common Stock in an open market transaction at a price of $0.22 per share. On November 20, 2001, Internet sold 100,000 shares of Common Stock in an open market transaction at a price of $0.23 per share. On November 20, 2001, Internet sold 100,000 shares of Common Stock in an open market transaction at a price of $0.25 per share. On November 26, 2001, Internet sold 50,000 shares of Common Stock in an open market transaction at a price of $0.19 per share. On November 27, 2001, Internet sold 150,000 shares of Common Stock in an open market transaction at a price of $0.17 per share. On November 27, 2001, Internet sold 150,000 shares of Common Stock in an open market transaction at a price of $0.18 per share. On November 28, 2001, Internet sold 113,000 shares of Common Stock in an open market transaction at a price of $0.23 per share. On November 28, 2001, Internet sold 100,000 shares of Common Stock in an open market transaction at a price of $0.25 per share. On November 28, 2001, Internet sold 150,000 shares of Common Stock in an open market transaction at a price of $0.22 per share. On November 28, 2001, Internet sold 50,000 shares of Common Stock in an open market transaction at a price of $0.24 per share. All sales have been transacted in accordance with Rule 144 promulgated under the Securities Act of 1933. The Filing Persons may sell some or all of their shares of Common Stock from time to time in the future depending upon market conditions and other relevant factors.

          (a)  Not applicable.

          (b)  Not applicable.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.

          (f)  Not applicable.

          (g)  Not applicable.

          (h)  Not applicable.

          (i)  Not applicable.

          (j)  Not applicable.

Item 5.  Interest in Securities of The Issuer.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety to report that:

          (a) As of the date hereof, each of the Filing Persons may be deemed to beneficially own 3,483,058 shares, or approximately 12.02% of the Issuer's outstanding Common Stock, based on the statement in Issuer's most recent Form 10-Q filed with the Commission on November 14, 2001 that, as of October 31, 2001, there were approximately 28,977,303 shares of Issuer's Common Stock outstanding.

         (b) As of the date hereof, each of the Filing Persons may be deemed to have shared dispositive power and shared voting power with respect to 3,483,058 shares of the Issuer's Common Stock.

         (c) See Item 4 for information responsive to this item. Other than as set forth in Item 4, no other transactions by the Filing Persons with respect to the Common Stock of the Issuer were effected during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2001                BROADWING INC.


                                        /s/  MARK W. PETERSON
                                        -------------------------------------
                                        By:  Mark W. Peterson
                                        Its: Vice President and Treasurer


                                        IXC INTERNET SERVICES, INC.


                                        /s/  MARK W. PETERSON
                                        -------------------------------------
                                        By:  Mark W. Peterson
                                        Its: Treasurer

                                        BROADWING COMMUNICATIONS SERVICES INC.


                                        /s/  MARK W. PETERSON
                                        -------------------------------------
                                        By:  Mark W. Peterson
                                        Its: Treasurer

                                        BROADWING COMMUNICATIONS INC.


                                        /s/  MARK W. PETERSON
                                        -------------------------------------
                                        By:  Mark W. Peterson
                                        Its: Treasurer

                                   SCHEDULE A

        1. The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Broadwing Inc. ("BRW") are set forth below. If no business address is given, the director's or officer's business address is 201 East Fourth Street, Cincinnati, Ohio 45201-2301.

Directors:

Name and Business Address             Present Principal Occupation
-------------------------             ----------------------------

Richard G. Ellenberger                President, Chief Executive Officer and
                                      Chief Operating Officer of BRW, Chief
                                      Executive Officer and Director of
                                      Cincinnati Bell Telephone Company and
                                      Chief Executive Officer of Broadwing
                                      Communications and Services

Karen M. Hoguet                       Chief Financial Officer and Senior Vice
                                      President of Federated
                                      Department Stores, Inc.

David B. Sharrock                     Consultant, Director of Interneuron
                                      Pharmaceuticals Inc., Incara
                                      Pharmaceutical, Inc.,
                                      Intercardia, Inc. and Praecis
                                      Pharmaceutical, Inc.

Phillip R. Cox                        President and Chief Executive Officer of
                                      Cox Financial Corporation,
                                      Director of Federal Reserve Bank of
                                      Cleveland, Cinergy Corp., BDM
                                      International, Touchstone Mutual Funds and
                                      PNC Bank, Ohio, N.A.

William A. Friedlander                Chairman of Bartlett & Co., Director of
                                      The Union Central Life
                                      Insurance Company and Center Bank

James D. Kiggen                       Chairman of the Board of BRW, Chairman of
                                      the Board of Xtek, Inc.,
                                      Director of Fifth Third Bank and its
                                      subsidiary and The United States Playing
                                      Card Co.

Daniel J. Meyer                       Chairman and Chief Executive Officer of
                                      Milacron, Inc., Director of
                                      The E.W. Scripps Company, AK Steel
                                      Corporation and Hubbell Incorporated

Mary D. Nelson                        Retired-Director of Blount International,
                                      Inc. and its subsidiary, and The Union
                                      Central Life Insurance Company

Carl Redfield                         Senior Vice President of Worldwide
                                      Manufacturing/Logistics of Cisco Systems
                                      Inc., Director of CEC Communications,
                                      iBasis, and VA Linux Systems

John M. Zrno                          Retired-Former President and Chief
                                      Executive Officer of Broadwing
                                      Communications

J. Taylor Crandall                    Managing Partner of Oak Hill Capital
                                      Management, Inc. and Chief Operating
                                      Officer of Keystone, Inc., Director of
                                      American Skiing Company, Grove Worldwide,
                                      LLC, IPWireless, Oreck Corporation, U.S.
                                      Oncology Inc., Sunterra Corporation and
                                      Washington Mutual, Inc.

Lawrence J. Bouman                    Technology Advisor for Diamond Cluster,
                                      Terrabeam, Nuvox Communications, and
                                      NeuStar Inc., Director of MetaSolve
                                      Software.

Executive Officers (Who Are Not Directors):

Name and Business Address             Present Principal Occupation
-------------------------             ----------------------------

Kevin W. Mooney                       Executive Vice President and Chief
                                      Financial Officer of BRW and Cincinnati
                                      Bell Telephone Company and Chief Financial
                                      Officer of Broadwing Communications

Mark W. Peterson                      Vice President and Treasurer of BRW,
                                      Treasurer of Cincinnati Bell Telephone
                                      Company, Broadwing Communications,
                                      Services and Internet

Mary E. McCann                        Vice President and Controller of BRW

Jeffrey C. Smith                      Secretary and Chief Legal/Administrative
                                      Officer of BRW, Broadwing Communications and Services, General Counsel of BRW

Michael W. Callaghan                  Vice President of Corporate Development
                                      of BRW

Kevin R. Sullivan                     Vice President of Finance of BRW

Matthew W. Booher                     Vice President of Investor Relations
                                      of BRW

        2. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Broadwing Communications Inc. ("Broadwing Communications") are set forth below. If no business address is given, the director's or officer's business address is 201 East Fourth Street, Cincinnati, Ohio 45201-2301.

Directors:

Richard G. Ellenberger                President and Chief Executive Officer of
                                      BRW, Chief Executive Officer and Director of Cincinnati Bell Telephone Company and
                                      Chief Executive Officer of Broadwing
                                      Communications and Services.

Executive Officers (Who Are Not Directors):

Name and Business Address             Present Principal Occupation
-------------------------             ----------------------------

Kevin W. Mooney                       Executive Vice President and Chief
                                      Financial Officer of BRW and Cincinnati
                                      Bell Telephone Company and Chief Financial
                                      Officer of Broadwing Communications

Richard S. Pontin                     President and Chief Operations Officer of
                                      Broadwing Communications and Services and
                                      President of Internet

Mark W. Peterson                      Vice President and Treasurer of BRW,
                                      Treasurer of Cincinnati Bell Telephone
                                      Company, Broadwing Communications,
                                      Services and Internet

Jeffrey C. Smith                      Secretary and Chief Legal/Administrative
                                      Officer of BRW, Broadwing Communications and Services, General Counsel of BRW


         3. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Broadwing Communications Services Inc. ("Services") are set forth below. If no business address is given, the director's or officer's business address is 201 East Fourth Street, Cincinnati, Ohio 45201-2301.

Directors:

Richard G. Ellenberger                President and Chief Executive Officer of
                                      BRW, Chief Executive Officer and Director of Cincinnati Bell Telephone Company and
                                      Chief Executive Officer of Broadwing
                                      Communications and Services

Executive Officers (Who Are Not Directors):

Name and Business Address             Present Principal Occupation
-------------------------             ----------------------------

Richard S. Pontin                     President and Chief Operations Officer of
                                      Broadwing Communications and Services and
                                      President of Internet

Mark W. Peterson                      Vice President and Treasurer of BRW,
                                      Treasurer of Cincinnati Bell Telephone
                                      Company, Broadwing Communications,
                                      Services and Internet

Jeffrey C. Smith                      Secretary and Chief Legal/Administrative
                                      Officer of BRW, Broadwing Communications and Services, General Counsel of BRW


         4. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of IXC Internet Services, Inc. ("Internet") are set forth below. If no business address is given, the director's or officer's business address is 201 East Fourth Street, Cincinnati, Ohio 45201-2301.

Directors:

Richard G. Ellenberger                President and Chief Executive Officer of
                                      BRW, Chief Executive Officer and Director of Cincinnati Bell Telephone Company and
                                      Chief Executive Officer of Broadwing
                                      Communications and Services

Executive Officers (Who Are Not Directors):

Name and Business Address             Present Principal Occupation
-------------------------             ----------------------------

Richard S. Pontin                     President and Chief Operations Officer of
                                      Broadwing Communications and Services and
                                      President of Internet

Mark W. Peterson                      Vice President and Treasurer of BRW,
                                      Treasurer of Cincinnati Bell Telephone
                                      Company, Broadwing Communications,
                                      Services and Internet